Exhibit 99.2

RECENT DEVELOPMENTS

TOTAL announces its third quarter 2016 interim dividend

The Board of Directors of TOTAL S.A. (including its subsidiaries and affiliates, “Total” or the “Group”) met on October 27, 2016, and approved a third quarter 2016 interim dividend of €0.61 per share, unchanged compared to the second quarter of 2016. The record date will be March 17, 2017 and the ex-dividend date will be March 20, 2017.

The Board of Directors will meet on March 15, 2017, to:

•	declare the third quarter 2016 interim dividend;

•	offer the option for shareholders to receive the third quarter 2016 interim dividend in cash or in new shares of the Company;

•	set the price of the new shares with a discount of up to 10% based on the average opening price on the Euronext Paris for the 20 trading days preceding the Board of Directors’ meeting, and reduced by the amount of the third quarter 2016 interim dividend;

•	set the period for exercising the option from March 20, 2017 to March 29, 2017, both dates inclusive; and

•	confirm the payment of the dividend as from April 6, 2017.

American Depositary Receipts (“ADRs”) will receive the third quarter 2016 interim dividend in dollars based on the then-prevailing exchange rate according to the following timetable:

•	ADR ex-dividend date: March 15, 2017;

•	ADR record date: March 17, 2017; and

•	ADR payment date in cash or shares issued in lieu of cash: April 13, 2017.

Registered ADR holders may also contact JP Morgan Chase Bank for additional information. Non-registered ADR holders should contact their broker, financial intermediary, bank or financial institution for additional information.

Petrobras and Total form a strategic alliance in Upstream and Downstream

On October 24, 2016, Petrobras and Total announced that Pedro Parente, CEO of Petrobras, and Patrick Pouyanné, Chairman and CEO of Total, have signed, in Rio de Janeiro, a Memorandum of Understanding which sets the general framework for a Strategic Alliance covering Upstream and Downstream activities in Brazil as well as international potential opportunities.

Through this agreement, the companies undertake to join forces in some key areas of mutual interest and to evaluate opportunities in Brazil and abroad to jointly benefit from their internationally recognized expertise on all segments of the oil and gas value chain.

As a first phase of implementation, the companies intend to focus on Upstream and on Gas and Power.

In Upstream, Petrobras will propose Total to partner in projects in Brazil and Total will propose Petrobras to partner in opportunities outside Brazil. This new partnership will allow both companies to combine their world class experience and expertise in deep water development to optimize the production and jointly develop this strategic area of activity in Brazil and in other high potential oil and gas provinces, as well as sharing costs and risks in projects with high investment and complexity.

In Downstream, the companies will be working to develop joint activities in the gas and power generation in Brazil.

The memorandum also states that the cooperation will be extended, in a second phase, to a broader cooperation in Brazil focused on all downstream segments.

Currently, Petrobras and Total are jointly participating in 15 consortiums worldwide in exploration and production, nine of which are in Brazil and six abroad. In Brazil, the companies are partners in the development of the giant Libra area which is the first production sharing contract in the Brazilian pre-salt in Santos basin. Outside Brazil, Petrobras and Total are partners on the Chinook field in the US Gulf of Mexico, on the deep-water Akpo field in Nigeria and on the gas fields of San Alberto and San Antonio/Itau in Bolivia, as well as in the Bolivia-Brazil gas pipeline.

Results of the option to receive the first quarter 2016 interim dividend in shares

The Board of Directors of Total met on September 21, 2016, and declared a first quarter 2016 interim dividend of €0.61 per share and offered, under the conditions set by the fourth resolution at the Combined Shareholders’ Meeting of May 24, 2016, the option for shareholders to receive the first quarter 2016 interim dividend in cash or in new shares of the Company.

The period for exercising the option ran from September 27, 2016 to October 6, 2016. At the end of the option period, 64% of rights were exercised in favor of receiving the payment for the first quarter 2016 interim dividend in shares.

25,329,951 new shares will be issued, representing 1.0% of the Company’s share capital on the basis of the share capital as of September 30, 2016. The share price for the new shares to be issued as payment of the first quarter 2016 interim dividend was set at €38.00 on September 21, 2016 (the price was equal to the average opening price on the Euronext Paris for the twenty trading days preceding September 21, 2016, reduced by the amount of the interim dividend, with a 10% discount, rounded up to the nearest cent).

The settlement and delivery of the new shares as well as their admission to trading on Euronext Paris occurred on October 14, 2016. The shares carry immediate dividend rights and are fully assimilated with existing shares already listed.

The total remaining cash dividend paid to shareholders who did not elect to receive the first quarter 2016 interim dividend in shares amounted to €552 million paid on October 14, 2016.

Total announces the sale of its specialty chemicals’ affiliate Atotech to The Carlyle Group for $3.2 billion

On October 7, 2016, Total announced that, in the context of the divestiture process of its specialty chemicals’ affiliate, Atotech B.V., a global manufacturer of high technology plating solutions, Total has selected the offer from The Carlyle Group (CG:Nasdaq). In the framework of this transaction, Total will receive $3.2 billion.

The proposed transaction is subject to the applicable legally required consultation and notification processes for employee representatives and to approval by the relevant antitrust authorities.

Total Strategy & Outlook presentation

On September 22, 2016, Patrick Pouyanné, Chairman and CEO, presented Total’s Strategy & Outlook to the financial community.

Key messages of the presentation included:

Tackling Short Term Challenges

In an environment where oil and gas prices have fallen significantly and remain volatile, Total is focused on being excellent at everything it can control:

•	Increasing Opex savings from $3 to $4 billion by 2018.

•	Delivering growth with Capex at a sustainable level of $15 to $17 billion per year from 2017, $2 billion less than previous guidance due to further Capex discipline and cost deflation.

•	Growing production by an average rate of 5% per year from 2014 through to 2020 (rather than to 2019 in previous guidance).

Results for 2015 and the first 6 months of 2016 demonstrate the strength of the Group’s integrated business model and the progress it is making to reduce its breakeven and deliver growth projects.

Positioning Total Strongly for the Medium Term

Total is managing its portfolio and allocating investment to position itself for profitable medium term growth with the following priorities:

•	Lowering the breakeven of oil portfolio, both Upstream and Downstream.

•	Expanding along the full gas value chain.

•	Capitalizing on customer-focused culture to grow its Marketing & Services positions.

•	Positioning in low carbon energy business.

And with the objective to be the most profitable European integrated Major oil company.

Creating Shareholder Value

Total is focused on lowering its cash flow breakeven. In 2017, cash flow from operations will cover Capex, including resource renewal, and dividend cash-out at $55/b Brent. With continued strong free cash flow growth thereafter, Total is committed to deliver shareholder value and improve profitability with an objective of ROE above 10% at $60/b Brent while maintaining a strong balance sheet. The discounted scrip dividend will be ended in 2017 if Brent is at $60/b. Excess cash flow will be allocated in priority to lowering gearing with a long term guidance of 20% and to buy back scrip shares.

Total Energy Ventures invests in smart grids with AutoGrid

On September 16, 2016, Total announced that Total Energy Ventures (TEV), its venture capital arm that invests in start-ups, had acquired an interest in AutoGrid, a company that develops digital solutions to manage and optimize energy supplied to and from the power grids.

Founded in 2011, California-based AutoGrid has developed an internet platform that provides the capability to balance supply and demand for connected distributed energy resources, identify and prevent problems and optimize equipments consumption such as meters, water heaters and chargers. The applications use predictive controls technology to process data from energy assets and grid activity. Customers include utilities and equipment manufacturers that produce electricity from solar panels, batteries and other sources.

On a large scale, this technology enhances energy efficiency, thereby reducing costs and emissions. It also improves integration of renewable energies into the grid.

This funding round is intended to finance AutoGrid’s expansion.

TEV will sit on the company’s Board of Directors as an observer.

USA: Total exercises its preemption rights on Barnett Shale assets

On September 9, 2016, Total E&P USA, a Total affiliate, announced that it was exercising its preemption right to acquire Chesapeake’s 75% interest in the jointly held Barnett Shale operating area located in North Texas. Total E&P USA has owned the remaining 25% in the Barnett Assets since December 2009. With the preemption, Total E&P USA will be the 100% owner and operator of the assets.

Properties in the proposed transaction include approximately 215,000 net developed and undeveloped acres, wells, leases, minerals, buildings and properties (the “Barnett Assets”). Associated 2016 net production is approximately 65,000 barrels of oil equivalent per day (boe/d).

The preemption and associated transactions are subject to a number of conditions, including the receipt of third-party consents, and are expected to close in the fourth quarter of 2016.

Under the terms of the transaction, Chesapeake will pay $334 million to Williams, the gatherer and processer of 80% of the gas from the Barnett Assets, to terminate its gathering agreement, projected Minimum Volume Commitment (MVC) shortfall payments and fees pertaining to the Barnett Shale assets. Total E&P USA will supplement Chesapeake’s payment with $420 million to Williams for a fully restructured, competitive gas gathering agreement, free of any MVC and with a Henry Hub-based gathering rate instead of a fixed per million cubic feet (Mcf) fee. Total E&P USA will also pay $138 million to be released from three midstream capacity reservation contracts.

Final results following the reopening of the public tender offer initiated by Total on Saft

On August 5, 2016, Total announced that the French Autorité des marchés financiers (the “AMF”) announced that 1,649,317 Saft Groupe shares had been tendered following the reopening of the public tender launched by Total.

Following the successful completion of the public tender offer, Total implemented a squeeze-out of those Saft Groupe shares not tendered into the offer. Saft Groupe’s shares were then delisted from Euronext Paris

The amount of compensation paid under the squeeze-out equaled that of the price of the public tender offer, i.e., €36.50 per share.

Bolivia: Total starts up production at Incahuasi gas field

Total announced on August 3, 2016 that it had put on stream the Incahuasi gas and condensate field, the Group’s first operated development in Bolivia, with a production capacity of 50,000 barrels of oil equivalent per day (boe/d).

The Incahuasi field lies at more than 5,600 meters beneath the Andean foothills, 250 kilometers from the city of Santa Cruz de la Sierra. The first phase of the field development involves three wells, a gas treatment plant and 100 kilometers of associated export pipelines. The second phase of development, involving three further wells, is currently under consideration.

Incahuasi is situated in the Aquio and Ipati blocks. The development is operated by Total (50%), with partners Gazprom (20%), Tecpetrol (20%) and YPFB Chaco (10%).

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of the management of Total and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipated synergies, and other information concerning possible or assumed future results of Total, and may be preceded by, followed by, or otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “plans”, “targets”, “estimates” or similar expressions.

Forward-looking statements are not assurances of results or values. They involve risks, uncertainties and assumptions. Total’s future results and share value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond Total’s ability to control or predict. Except for its ongoing obligations to disclose material information as required by applicable securities laws, Total does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

You should understand that various factors, certain of which are discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of Total and could cause results to differ materially from those expressed in such forward-looking statements, including:

•	material adverse changes in general economic conditions or in the markets served by Total, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;
•	changes in currency exchange rates and currency devaluations;

•	the success and the economic efficiency of oil and natural gas exploration, development and production programs, including, without limitation, those that are not controlled and/or operated by Total;
•	uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;
•	uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;
•	changes in the current capital expenditure plans of Total;
•	the ability of Total to realize anticipated cost savings, synergies and operating efficiencies;
•	the financial resources of competitors;
•	changes in laws and regulations, including tax and environmental laws and industrial safety regulations;
•	the quality of future opportunities that may be presented to or pursued by Total;
•	the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;
•	the ability to obtain governmental or regulatory approvals;
•	the ability to respond to challenges in international markets, including political or economic conditions (including national and international armed conflict) and trade and regulatory matters (including actual or proposed sanctions on companies that conduct business in certain countries);
•	the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;
•	changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;
•	the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of Total; and
•	the risk that Total will inadequately hedge the price of crude oil or finished products.

For additional factors, you should read the information set forth under “Item 3 — C. Risk Factors”, “Item 4 — C. Other Matters”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in Total’s Annual Report on Form 20-F for the year ended December 31, 2015.